Exhibit 99.1

AutoNavi Holdings Limited Reports Second Quarter 2013 Results

BEIJING, August 28, 2013 — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (NASDAQ: AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the second quarter ended June 30, 2013.

Second Quarter 2013 Operational Highlights

•                      AutoNavi’s free mobile map application had a total of 137 million users and over 62 million monthly active users as of the end of the second quarter of 2013, compared to a total of 116 million users and over 56 million monthly active users as of the end of the first quarter of 2013, and a total of 65 million users and over 36 million monthly active users as of the end of the second quarter of 2012.

•                      AutoNavi’s premium navigation application had been downloaded and pre-loaded on more than 70 million smartphones and had approximately 3 million monthly active users as of the end of the second quarter of 2013.

Second Quarter 2013 Financial Highlights

•                      Net revenues in the second quarter of 2013 were $38.2 million, compared to $40.2 million in the second quarter of 2012.

•                      Gross profit in the second quarter of 2013 was $26.2 million, compared to $30.1 million in the second quarter of 2012.

•                      Operating income in the second quarter of 2013 was nil, compared to $9.6 million in the second quarter of 2012. Non-GAAP operating income in the second quarter of 2013 was $2.4 million, compared to $13.9 million in the second quarter of 2012.

•                      Net income attributable to AutoNavi shareholders was $3.8 million in the second quarter of 2013, compared to $8.8 million in the second quarter of 2012. Non-GAAP net income attributable to AutoNavi shareholders was $6.2 million in the second quarter of 2013, compared to $13.1 million in the second quarter of 2012.

First Six Months of 2013 Financial Highlights

•                      Net revenues in the first six months of 2013 were $72.5 million, compared to $75.9 million in the first six months of 2012.

•                      Gross profit in the first six months of 2013 was $50.1 million, compared to $57.0 million in the first six months of 2012.

•                      Operating income in the first six months of 2013 was $3.2 million, compared to $19.6 million in the first six months of 2012. Non-GAAP operating income in the first six months of 2013 was $8.2 million, compared to $27.1 million in the first six months of 2012.

•                      Net income attributable to AutoNavi shareholders was $9.5 million in the first six months of 2013, compared to $17.7 million in the first six months of 2012. Non-GAAP net income attributable to AutoNavi shareholders was $14.6 million in the first six months of 2013, compared to $25.3 million in the first six months of 2012.

Second Quarter 2013 Results

Revenues

Total net revenues in the second quarter of 2013 were $38.2 million, compared to $40.2 million in the second quarter of 2012 and $34.3 million in the first quarter of 2013.

Automotive Navigation

Net revenues from the automotive navigation market in the second quarter of 2013 were $19.1 million, compared to $24.9 million in the second quarter of 2012 and $15.5 million in the first quarter of 2013. The year-over-year change was largely attributable to a decline in the number of copies of digital map data licensed for use with in-dash navigation systems compared to the second quarter of 2012. The sequential increase was largely a result of an increase in the number of such copies licensed for use during the quarter.

Mobile and Internet Location-based Solutions

The Company’s mobile and Internet location-based solutions business in the second quarter of 2013 reported $14.7 million in net revenues, compared to $11.0 million in the second quarter of 2012 and $13.9 million in the first quarter of 2013. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s premium navigation solutions on mobile phones and the Company’s mobile navigation service with China Mobile.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the second quarter of 2013 were $3.9 million, which was level compared to the year-ago period and down slightly from $4.3 million in the first quarter of 2013. The sequential decrease was primarily caused by a decline in aerial photogrammetry projects due to greater-than-normal rainfall in a number of geographic areas in China.

Cost of Revenues

Cost of revenues in the second quarter of 2013 was $12.0 million, compared to $10.1 million in the second quarter of 2012 and $10.4 million in the first quarter of 2013. The increases were mainly due to outsourced data production costs and service costs associated with certain enterprise projects, as well as an increase in salary and welfare benefits for employees directly involved in data collection and processing.

Operating Expenses

Total operating expenses in the second quarter of 2013 were $26.2 million, compared to $20.6 million in the second quarter of 2012 and $20.8 million in the first quarter of 2013. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $23.9 million, compared to $16.3 million in the second quarter of 2012 and $18.2 million in the first quarter of 2013.

Research and development (“R&D”) expenses were $12.3 million in the second quarter of 2013, compared to $8.2 million in the second quarter of 2012 and $10.6 million in the first quarter of 2013.

The increases were primarily due to higher salary and benefit expenses resulting from an increase in the number of R&D staff and a general increase in salary expenses. Non-GAAP R&D expenses, which exclude share-based compensation expenses, were $11.4 million in the second quarter of 2013, compared to $7.3 million in the second quarter of 2012 and $9.6 million in the first quarter of 2013.

Selling and marketing expenses were $8.5 million in the second quarter of 2013, compared to $6.7 million in the second quarter of 2012 and $5.8 million in the first quarter of 2013. The increases were primarily due to promotion and marketing expenses related to the Company’s mobile map application, an increase in the number of sales and marketing personnel, and a general increase in salary expenses, partially offset by a decrease in share-based compensation expenses. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, were $7.9 million in the second quarter of 2013, compared to $4.9 million in the second quarter of 2012 and $4.9 million in the first quarter of 2013.

General and administrative expenses were $5.4 million in the second quarter of 2013, compared to $5.7 million in the second quarter of 2012 and $4.4 million in the first quarter of 2013.  The year-over-year decrease was primarily due to a decrease in share-based compensation expenses and bad debt provision.  The sequential increase was primarily due to expenses associated with the recruitment of talent.  Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, were $4.6 million in the second quarter of 2013, compared to $4.1 million in the second quarter of 2012 and $3.7 million in the first quarter of 2013.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $3.8 million in the second quarter of 2013, compared to $8.8 million in the second quarter of 2012. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the second quarter of 2013 was $0.06, as compared to $0.17 in the year-ago period. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $6.2 million in the second quarter of 2013, compared to $13.1 million in the second quarter of 2012. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the second quarter of 2013 was $0.10, compared to $0.26 in the year-ago period.

Cash and Term Deposits Balance

As of June 30, 2013, the Company had $517.2 million in cash and cash equivalents and term deposits.

Business Outlook

AutoNavi believes that while it currently focuses on its strategic initiatives regarding the mobile Internet, the Company’s previous guidance is no longer a good indicator of its long-term value. During this transitional period in its business, the Company will provide new operating metrics to better illustrate its progress in this regard. Going forward, AutoNavi will share on a quarterly basis its total number of mobile app users and monthly active mobile app users. AutoNavi will continue to evaluate its business and look to introduce additional operational and financial measurements over time to help investors analyze its progress.

Recent Developments

Management Promotion and New Hire

AutoNavi today announced the promotion of Ms. Catherine Zhang to director, president, and chief operating officer. Ms. Zhang had served as AutoNavi’s chief financial officer since September 2006, leading the Company’s initial public offering on the NASDAQ Global Select Market, guiding the Company’s strategic alliance with and approximately $294 million financing from Alibaba Group, and playing an important role in AutoNavi’s strategy development and execution in its transition into the mobile Internet space. Ms. Zhang is well-respected for her expertise in financial operations, investor relations, and operations and management of the Company’s business during her years as the Company’s chief financial officer. In her new role, she will support Mr. Congwu Cheng, AutoNavi’s chairman and chief executive officer, to lead AutoNavi’s overall business operations and focus on building and executing the Company’s strategy in the mobile space. Ms. Zhang will continue to report to Mr. Cheng.

AutoNavi also announced the appointment of Mr. Ji Ma as chief financial officer of the Company. Prior to joining AutoNavi, Mr. Ma served as a vice president of finance of Vancl Corporation (“Vancl”), a leading e-commerce company in China. Prior to joining Vancl, Mr. Ma was a senior audit manager of Deloitte Touche Tohmatsu CPA Ltd. Mr. Ma is a U.S. certified public accountant, licensed in the state of New Hampshire. He is also a member of the Chinese Institute of Certified Public Accountants. Mr. Ma received a bachelor’s degree in Economics from Peking University in China.

In addition, Mr. Derong Jiang has resigned as a member of the Company’s board of directors, effective immediately. Mr. Jiang had served on AutoNavi’s board of directors since June 2010. Mr. Jiang will continue to serve as the Company’s senior vice president of quality control.

Free User Downloads of AutoNavi’s Premium Navigation Application

AutoNavi also announced that it will provide free user downloads of its premium navigation application starting from today on Apple’s app store and on all official Android app stores in China. AutoNavi anticipates this strategic move will deepen the penetration of its mobile products while strengthening the Company’s leading position in China’s evolving mobile Internet industry.

Share Repurchase Program Update

AutoNavi announced a share repurchase plan on June 5, 2013, pursuant to which the Company is authorized, but not obligated, by its board of directors to repurchase up to 2.5 million of the Company’s ADSs within 12 months. As of August 27, 2013, the Company had repurchased a total of 431,901 ADSs, representing 1,727,604 ordinary shares, with a total consideration of approximately $5.3 million at a price range of $11.77 to $12.84 per ADS, including brokerage commissions.

Management Commentary

“Our keen focus on our mobile strategy and our investment in expanding the reach of our mobile offerings continue to generate gains in market share for our business,” said Mr. Congwu Cheng, AutoNavi’s chairman and chief executive officer.  “During the second quarter, we added a record 21 million mobile map users. Our decision to offer individual users free downloads of our premium navigation app is part of our strategy to broaden the engagement between users and local businesses. We anticipate the move will greatly extend the user reach of our mobile products, allowing us to reach a critical mass of mobile users more quickly.”

Mr. Cheng added, “We believe that AutoNavi will achieve even greater success under the leadership of our expanded senior management team. We hold Catherine Zhang in the highest regard for her invaluable leadership during her tenure as CFO, and we look forward to her future contributions in the development and execution of the Company’s value-enhancing strategy. We are also very pleased to welcome Ji as our new CFO, and are confident that his extensive experience and knowledge in financial operations and investor communications will serve the Company well. In addition, I would like to thank Derong for his service as a member of our board of directors. Derong has been with AutoNavi since our inception and has been an important part of our success. Although he is stepping down from our board, he remains a key member of our management team as well as a good friend and valued colleague.”

Ms. Zhang said, “I am honored to be named director, president and chief operating officer of AutoNavi and I am pleased to welcome Ji to our team. This is an exciting and transitional time for AutoNavi as we seek to develop a first-of-its-kind business model to monetize our growing mobile traffic, and that is something I am very proud to be a part of.”

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on August 28, 2013 (8:00 p.m. Beijing/Hong Kong time on August 28, 2013).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004
International:	+65-6723-9381
Hong Kong:	+852-2475-0994
China, Domestic:	800-819-0121
United Kingdom:	+44-203-059-8139
Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until September 5, 2013:

U.S. Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Passcode:	35772146

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq: AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.6 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

For investor and media inquiries please contact:

In China:

Investor Relations

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: ir@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: amap@ogilvy.com

In the U.S.:

Justin Knapp

Ogilvy Financial, New York

Tel: +1-616-551-9714

E-mail: amap@ogilvy.com

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	June 30,	December 31,
	2013	2012

Assets
Current assets
Cash and cash equivalents	431,009	151,543
Restricted cash	85	835
Term deposits	86,193	64,686
Accounts receivable, net of allowance for doubtful accounts of $2,092 and $1,859 as of June 30, 2013 and December 31, 2012, respectively	41,848	45,985
Due from related parties, trading	2,567	4,749
Due from related parties, non-trading	328	3
Prepaid expense and other current assets	16,019	7,840
Deferred tax assets-current	1,696	1,838
Total current assets	579,745	277,479

Properties and equipment, net	48,385	47,120
Prepayment for acquisition of property	8,808	8,677
Equity method investments	3,898	4,164
Acquired intangible assets, net	4,225	5,004
Goodwill	8,970	8,837
Deferred tax assets-non-current	489	150
Other long term assets	280	373

TOTAL ASSETS	654,800	351,804

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,330 and $2,124 as of June 30, 2013 and December 31, 2012, respectively)	2,330	2,124
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $10,329 and $13,907 as of June 30, 2013 and December 31, 2012, respectively)	11,154	14,630
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $25,775 and $26,230 as of June 30, 2013 and December 31, 2012, respectively)	29,823	29,613
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $5,123 and $10,082 as of June 30, 2013 and December 31, 2012, respectively)	5,557	10,417
Derivative (including derivative of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited nil and nil as of June 30, 2013 and December 31, 2012, respectively)	1,008	—

Total current liabilities	49,872	56,784

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $722 and $862 as of June 30, 2013 and December 31, 2012, respectively)	800	966

Total liabilities	50,672	57,750

Series A convertible redeemable preferred shares	188,453	—

Equity
Ordinary shares	23	19
Additional paid-in capital	296,902	189,373
Treasury stock	(28,639)	(29,164)
Statutory reserve	11,668	11,668
Retained earnings	105,209	95,715
Accumulated other comprehensive income	23,967	20,546

Total AutoNavi Holdings Limited shareholders’ equity	409,130	288,157
Noncontrolling interest	6,545	5,897

Total equity	415,675	294,054

TOTAL LIABILITIES AND EQUITY	654,800	351,804

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended			For the six months ended
	June 30,	June 30,	March 31,	June 30,	June 30,
	2013	2012	2013	2013	2012

Net revenues	38,195	40,199	34,314	72,509	75,865
Cost of revenues	(12,034)	(10,085)	(10,372)	(22,406)	(18,842)
Gross profit	26,161	30,114	23,942	50,103	57,023

Operating expenses:
Research and development	(12,322)	(8,245)	(10,552)	(22,874)	(16,253)
Selling and marketing	(8,496)	(6,666)	(5,822)	(14,318)	(11,926)
General and administrative	(5,362)	(5,663)	(4,416)	(9,778)	(10,032)
Total operating expenses	(26,180)	(20,574)	(20,790)	(46,970)	(38,211)
Government subsidies	19	10	2	21	772
Operating income	0	9,550	3,154	3,154	19,584

Interest income	3,283	1,563	1,883	5,166	3,179
Foreign exchange gains/(loss)	13	(438)	149	162	(468)
Other Income	33	47	47	80	94
Income before income taxes and share of net loss of equity method investment	3,329	10,722	5,233	8,562	22,389
Income tax benefit/(expense)	1,058	(1,196)	820	1,878	(3,289)
Share of net loss of equity method investment	(130)	(263)	(260)	(390)	(501)
Net income	4,257	9,263	5,793	10,050	18,599
Less: Net income attributable to noncontrolling interest	474	458	82	556	861
Net income attributable to AutoNavi Holdings Limited shareholders	3,783	8,805	5,711	9,494	17,738
Less: Net income attributable to AutoNavi Holdings Limited Series A preferred shareholder	424	—	—	588	—
Net income attributable to AutoNavi Holdings Limited ordinary shareholders	3,359	—	—	8,906	—

Net income per ordinary share

Basic	0.02	0.05	0.03	0.05	0.09
Diluted	0.02	0.04	0.03	0.04	0.09

Weighted average number of shares used in calculating net income per ordinary share
Basic	202,028,830	192,206,265	186,115,424	194,116,087	192,005,349
Diluted	211,788,058	202,499,739	196,523,224	204,199,600	202,452,492

Other comprehensive income/(loss), net of tax
Foreign currency translation adjustment	2,807	(1,676)	706	3,513	(1,815)

Comprehensive income	7,064	7,587	6,499	13,563	16,784
Less: comprehensive income attributable to noncontrolling interest	548	406	100	648	806
Comprehensive income attributable to AutoNavi Holdings Limited shareholders	6,516	7,181	6,399	12,915	15,978

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	June 30,	June 30,	March 31,
	2013	2012	2013

Total operating expenses	26,180	20,574	20,790
Share-based compensation	(2,254)	(4,228)	(2,574)
Non-GAAP total operating expenses	23,926	16,346	18,216

Research and development expenses	12,322	8,245	10,552
Share-based compensation	(930)	(971)	(945)
Non-GAAP research and development expenses	11,392	7,274	9,607

Selling and marketing expenses	8,496	6,666	5,822
Share-based compensation	(585)	(1,725)	(902)
Non-GAAP selling and marketing expenses	7,911	4,941	4,920

General and administrative expenses	5,362	5,663	4,416
Share-based compensation	(739)	(1,532)	(727)
Non-GAAP general and administrative expenses	4,623	4,131	3,689

Operating income	—	9,550	3,154
Share-based compensation	2,373	4,313	2,705
Non-GAAP operating income	2,373	13,863	5,859

Net income attributable to AutoNavi Holdings Limited shareholders	3,783	8,805	5,711
Share-based compensation	2,373	4,313	2,705
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	6,156	13,118	8,416

	For the three months ended June 30, 2013
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.06	0.04	0.10

(a) Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders (after adjusting for the ADS to ordinary share ratio).